UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SD
Specialized Disclosure Report

AXALTA COATING SYSTEMS LTD.
(Exact name of registrant as specified in its charter)

Bermuda	2851	98-1073028
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation or organization)

Two Commerce Square
2001 Commerce Square
Suite 3600
Philadelphia, Pennsylvania		19103
(Address of principal executive officers)		(Zip Code)

Michael F. Finn		(855) 547-1461
(Name and Telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

SECTION 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report.

This Form SD of Axalta Coating Systems Ltd. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2016.

The description of our reasonable country of origin inquiry (“RCOI”) process, the results of our inquiry, and the determination we reached as a result of our RCOI process is included in our Conflict Minerals Report attached as an exhibit to this Form SD.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at www.axalta.com/ConflictMineralsReport2016.

We have also posted our Conflict Minerals Policy on our website, which can be accessed at: http://www.axaltacs.com/corporate/en_US/about-axalta/sustainability/quality-.html.

The inclusion of our website within this filing is not intended to incorporate by reference any materials on that website.

Item 1.02    Exhibit.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.

SECTION 2 – Exhibits

Item 2.01     Exhibits.

The following exhibit is filed as part of this report:

Exhibit number	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Axalta Coating Systems Ltd.

May 31, 2017	By:	/s/ Michael F. Finn
Michael F. Finn Senior Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.